CONSENT

TO:	Fronteer Development Group Inc.
AND TO:	Ontario Securities Commission Alberta Securities Commission British Columbia Securities Commission Saskatchewan Securities Commission Manitoba Securities Commission Nova Scotia Securities Commission Prince Edward Island Securities Office New Brunswick Securities Commission Securities Commission of Newfoundland and Labrador (collectively, the "**Commissions**")
AND TO:	The Toronto Stock Exchange (the "**TSX**")
AND TO:	The Securities and Exchange Commission (the "**SEC**")
RE:	Technical Report

Reference is made to the amended technical report dated November 20, 2007 entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to December 31, 2007" which the undersigned has prepared, together with Dr. D.H.C. Wilton, Mark O'Dea, Gary Giroux, Ian Cunningham-Dunlop and Christopher Lee (the "**Technical Report**"). The undersigned hereby consents to the public filing by Fronteer Development Group Inc. (the "**Corporation**") of the Technical Report with the Commissions, the SEC and with the TSX, and to the written disclosure of the Technical Report and the inclusion of extracts therefrom or a summary thereof (whether directly or incorporated by reference) in the annual information form of the Corporation dated March 27, 2008 (the "**AIF**") and in the Form 40-F of the Corporation dated March 27, 2008 (the "**40-F**").

The undersigned further confirms that the undersigned has read the AIF and 40-F and that each fairly and accurately represents the information in the Technical Report that supports the disclosure, for which the undersigned was responsible for preparing or supervising.

DATED this 27th day of March, 2008.

Per: James B Lincoln

Jim Lincoln